Unicycive Therapeutics, Inc.

5150 El Camino Real, Suite A-32

Los Altos, CA 94022

July 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Unicycive Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 21, 2021
File No. 333-256367

Ladies and Gentlemen:

Reference is made to the acceleration request letter of Unicycive Therapeutics, Inc. (the “Company”) dated July 6, 2021 (the “Acceleration Request”) requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2(b) under the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Eastern Daylight Time, on Wednesday, July 7, 2021, or as soon thereafter as practicable.

The Company hereby notifies the Commission of its withdrawal of the Acceleration Request for the above-referenced time until such time as the Company may subsequently request.

UNICYCIVE THERAPEUTICS, INC.

By:	/s/ Shalabh Gupta
Name:	Shalabh Gupta
Title:	Chief Executive Officer